DXI Reports Q4 and Fiscal 2015 Results

Records 215% Increase in Q4 Production to 977 BOEPD with Related 67% Reduction in Oil Operating Expense; 960% Increase in 2015 Cash Flow to $860,000

VANCOUVER, BRITISH COLUMBIA, March 09, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and twelve month periods ended December 31, 2015. All share and per share amounts reflect the one-for-five share consolidation that occurred on October 30, 2015.

2015 Key Financial and Operating Highlights:

1.	Successfully completed and tied into production two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.

Completed the drilling, casing and completion of eight natural gas wells in the Company’s Kokopelli development project in Colorado. Production from the eight natural gas wells commenced in the 4th quarter of 2015. The Company has a 25% working interest in this project.

3.

Secured $6.5 million in bridge financing from a company controlled by a Director and Officer ($4.5 million) and from a company associated with the Director and Officer ($2.0 million). Extended the maturity date of $6.5 million bridge financing from December 31, 2015 to November 30, 2018;

4.	Increased oil and natural gas production by 48% to 663 BOE/d from 449 BOE/d for the comparative year ended December 31, 2014;

5.	Reduced operating and transportation expenses for oil operations from $27.65/BO for the year ended December 31, 2014 to $13.39/BO for the year ended December 31, 2015; and

6.	Reduced G&A expenses per BOE by 56% to $9.28 per BOE from $21.31 per BOE for the comparative year ended December 31, 2014.

CORPORATE SUMMARY – THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2015

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2015	2014	Change	2015	2014	Change
Production
Oil and natural gas liquids (bbls/d)	515	162	218%	369	182	103%
Natural gas (mcf/d)	2,773	891	211%	1,764	1,602	10%
Combined (BOE/d)	977	310	215%	663	449	48%

Realized sales prices (1)
Oil and natural gas liquids ($/bbl)	46.72	72.29	-35%	52.68	87.99	-40%
Natural gas ($/mcf)	2.26	3.87	-42%	2.33	5.45	-57%

Operating expenses (2)
Oil operations ($/bbl)	10.62	32.01	-67%	13.39	27.65	-52%
Natural gas operations ($/mcf)	3.27	4.37	-25%	3.19	3.86	-17%

Operating netback (3)
Oil operations ($/bbl)	26.79	28.93	-7%	29.04	45.57	-36%
Natural gas operations ($/BOE)	-7.91	-4.76	66%	-6.09	4.39	-239%

General and administrative expenses ($/BOE)	6.85	39.19	-83%	9.28	21.31	-56%

Notes:

(1)	Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)

Decrease resulted from the allocation of fixed operating costs over a higher oil production volume. This was offset by the costs associated with the reactivation of one of the gas wells at Drake/Woodrush and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

(3)	Decline due to the reduction in oil and natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2015	2014	Change	2015	2014	Change

Revenue	2,768	1,410	96%	8,579	9,049	-5%
Royalties	517	196	164%	1,483	1,488	0%

Cash flow (1)	164	-704	123%	860	-100	960%
Cash flow per share (basic)	0.00	-0.02	0%	0.02	-0.00	0%
Cash flow per share (diluted)	0.00	-0.02	0%	0.02	-0.00	0%

Net income (loss)	-3,827	-3,331	15%	-7,108	-7,203	-1%
Basic ($/common share)	-0.10	-0.09	15%	-0.19	-0.20	-4%
Diluted ($/common share)	-0.10	-0.09	15%	-0.19	-0.20	-4%

Capital expenditures, net of dispositions	1,236	2,371	-48%	5,738	3,834	50%

Weighted average common shares
outstanding (thousands)
Basic	36,505	36,480	0%	36,492	35,425	3%
Diluted	36,505	36,480	0%	36,492	35,425	3%

Debt, net of working capital				10,295	4,480	130%

Note:

(1)

“Cash flow” is a non-GAAP measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended		Twelve months ended
	December 31,		December 31,
(CA$ thousands)	2015	2014	2015	2014

Cash flows from (used in) operating activities	371	(126)	1,064	(581)
Change in operating working capital	(207)	(578)	(204)	481
Cash flow	164	(704)	860	(100)

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,352 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dxienergy.com